UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 13, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated June 10, 2011 announcing the expected negative impact from the Belarus devaluation.

June 10, 2011

TURKCELL EXPECTS NEGATIVE IMPACT FROM BELARUS DEVALUATION

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

There has been a 63% devaluation in Belarus from March 31, 2011 to date.

As a result of the devaluation and stemming from the foreign currency-denominated net liabilities of BeST, we foresee BeST to record a translation loss in the range of US$150 – 200 million in the second quarter of 2011.

Although this development does not result in any cash outflow impact, Turkcell’s second quarter 2011 consolidated net income is, accounting-wise, expected to be affected. Additionally, as the high devaluation may have a potential impact on BeST’s business plan going forward, an independent international audit firm, assigned to conduct an impairment test for the Belarus operations, has already begun its studies.  Our 2011 expectation for Turkcell Group’s revenue and EBITDA is for both to continue as is.

* BeST’s foreign currency denominated financial debt was at US$274 million and foreign currency denominated other liabilities was at US$60 million as of March 31, 2011.  The translation loss, which will impact the second quarter 2011 financial results, may change depending on the currency fluctuation to be realized in June 2011.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 13, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 13, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head